EXHIBIT 99.1

Brookfield Asset Management and Castlelake to Enter into Strategic Partnership

Brookfield to acquire 51% interest in Castlelake’s fee-related earnings and invest in the firm’s funds and strategies, total capital amounting to $1.5B

BROOKFIELD NEWS, May 06, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM) (“Brookfield”) and Castlelake L.P. (“Castlelake”), an alternatives asset manager specializing in asset-based private credit including aviation and specialty finance, today announced that they have entered into an agreement whereby Brookfield will acquire a 51% stake in Castlelake’s fee-related earnings. The amount of capital to be invested will be approximately $1.5 billion, including capital to be invested in Castlelake’s investment strategies by Brookfield Reinsurance. The partnership will allow Castlelake and Brookfield to collaborate and expand Castlelake’s differentiated asset-based investment business.

Craig Noble, CEO of Brookfield Credit said, “We are thrilled to be partnering with Castlelake, a leading asset-based private credit business with an exceptional management team. There is strong demand for Castlelake’s leading private credit strategies, and tremendous growth potential in the asset class. We look forward to helping Castlelake scale their business, and the addition of their capabilities enables us to better serve our clients around the world. With growing demand from investors for diverse credit strategies, this multi-trillion market has significant tailwinds that will help drive the growth of our $300 billion credit business over the next decade.”

Castlelake was founded in 2005 by Rory O’Neill and Evan Carruthers and is one of the longest-tenured investment firms focused on asset-based investments. Its experience entails more than 18 years of execution and $39 billion of capital deployment across approximately 1,300 transactions globally. The firm manages approximately $22 billion of assets on behalf of more than 200 diverse institutional investors.

In a joint statement, Carruthers and O’Neill said, “In Brookfield, we believe we have found a like-minded partner that values experience and specialized expertise, and takes a disciplined, yet creative approach to delivering value for investors. We are excited about this partnership’s ability to enhance Castlelake’s value proposition, help accelerate its innovation, and scale its platform for the benefit of investors, business partners, and employees. Alongside the existing Executive Committee and senior leadership of Castlelake, and with the support of Brookfield’s significant credit franchise, we look forward to continuing to grow and evolve Castlelake into one of the foremost asset-based investment firms in the market.”

Castlelake will continue to operate its business independently, retaining its current governance and leadership structure, including Carruthers as Chief Executive Officer and Chief Investment Officer, and O’Neill as Executive Chair. It will retain majority ownership of its performance-related earnings. The transaction is expected to close in the third quarter of 2024.

Evercore acted as financial advisor to Brookfield and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as Brookfield’s lead legal counsel. Goldman Sachs & Co. LLC acted as lead advisor to Castlelake, and Colchester Partners also acted as advisor. Kirkland & Ellis LLP acted as legal counsel to Castlelake.

About Brookfield Credit

Brookfield’s Credit business manages approximately $300 billion of assets globally across a broad range of private and public credit strategies. These strategies include infrastructure, renewable power, and real estate debt, as well as opportunistic, corporate and direct lending. The business integrates Brookfield’s credit capabilities with its partnerships including Oaktree Capital Management, LCM Capital Management, 17Capital and other affiliated managers.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com.

About Castlelake

Castlelake, L.P. is a global alternative investment manager focused on asset-based investments in the private specialty finance, real assets and aviation markets. Founded in 2005, Castlelake manages approximately $22 billion of assets on behalf of a diversified global investor base. The Castlelake team comprises more than 220 experienced professionals, including 80 investment professionals, across seven offices in North America, Europe and Asia. For more information, please visit www.castlelake.com.

Brookfield Contact Information:

Media: Rachel Wood Tel: (212) 618-3490 Email: rachel.wood@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com

Castlelake Media Relations:

Molly Blemker
Tel: (612) 851-3083
Email: molly.blemker@castlelake.com

Josh Clarkson/Remy Marin, Prosek Partners for Castlelake
Tel: (212) 279-3115
Email: jclarkson@prosek.com / rmarin@prosek.com / media.relations@castlelake.com

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the amount of capital to be invested in Castlelake, the impact of the partnership on Brookfield’s business and the expected closing date of the transaction.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

READERS ARE URGED TO CONSIDER THESE RISKS, AS WELL AS OTHER UNCERTAINTIES, FACTORS AND ASSUMPTIONS CAREFULLY IN EVALUATING THE FORWARD-LOOKING STATEMENTS AND ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ONLY ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS NEWS RELEASE. EXCEPT AS REQUIRED BY LAW, BROOKFIELD UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER WRITTEN OR ORAL, THAT MAY BE AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.